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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                                   ONTV, INC.
________________________________________________________________________________
                                (Name of Issuer)

                                  COMMON STOCK
________________________________________________________________________________
                         (Title of Class of Securities)

                                   67088V105
________________________________________________________________________________
                                 (CUSIP Number)

          Frank Costanzo 651 W. Mountain Vista Drive Phoenix, AZ 85045
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                September 6, 2001
________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 67088V105                   13D                      Page 2 of 5 Pages


________________________________________________________________________________
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

        Frank T. Costanzo
________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only

________________________________________________________________________________
4.   Source of Funds (See Instructions)
        PF CO OTHER
________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization
                United States
________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         1,948,834
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           755,000
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           1,948,834
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    755,000
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,703,834
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
     11.39%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions)
     IN
________________________________________________________________________________

CUSIP No. 67088V105                   13D                      Page 3 of 5 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
                Common Stock Par Value $.0001
                Issuer: ONTV, Inc.
                Executive Offices: Rochester, NY
________________________________________________________________________________
Item 2.  Identity and Background.

         This statement is filed on behalf of Frank T. and Charlene A. Costanzo, FTC & Associates, Inc. and The Twelve Gifts of Birth Foundation, hereinafter collectively referred to as "Reporting Parties". Mr. Costanzo is the sole beneficial shareholder of FTC & Associates, Inc. Mr. Costanzo is executive director of The Twelve Gifts of Birth Foundation a charitable 501(c)(3) organization.

     (a) Frank T. and Charlene A. Costanzo

     (b) Residential address of Mr. and Mrs. Costanzo is 651 w. Mountain Vista Dr. Phoenix, AZ 85045

     (c) Mr. Costanzo is chairman of FTC & Associates, Inc.

     (d) Neither Frank T. nor Charlene A. Costanzo has never been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors)

     (e) During the last five years, neither Frank T. nor Charlene A. Costanzo have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. and Mrs. Costanzo are United States Citizens.

     (a) FTC & Associates, Inc. (FTC)

     (b) The address of the company is 651 w. Mountain Vista Dr. Phoenix, AZ
85045

     (c) The company is in the management consulting business.

     (d) During the past five years neither FTC, nor, any of director or executive officer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     (e) During the last five years, neither FTC nor any director or executive officer of FTC have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) FTC & Associates, Inc. is a Delaware Corporation.

     (a) The Twelve Gifts of Birth Foundation (TTGOBF)

     (b) The address of TTGOBF is 651 w. Mountain Vista Dr. Phoenix, AZ 85045

     (c) The company is a charitable 501(c)(3) entity.

     (d) During the past five years neither TTGOBF, nor, any of director or executive officer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

     (e) During the last five years, neither TTGOBF nor any director or executive officer of FTC have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in their being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Twelve Gifts of Birth Foundation is an Arizona Corporation.

CUSIP No. 67088V105                   13D                      Page 4 of 5 Pages

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

IN CO OTHER
________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) Investment

     (b)

     (c)

     (d)

     (e)

     (f)

     (g)

     (h)

     (i)

     (j)

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Frank & Charlene Costanzo individually through SEP accounts and collectively through joint accounts own 2,608,334 shares of the issuer. Mr. Costanzo has voting and dispositive rights on all shares.

     (b) FTC & Associates, Inc. owns 40,500 shares of the issuer. Mr. Costanzo has sole voting and dispositive rights on all shares.


     (c) TTGOB owns 55,000 shares of the issuer. Mr. Costanzo has voting and dispositive rights on all shares.

     (d)

     (e)

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

none
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

none
________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  September 6, 2001
                                        ----------------------------------------
                                                         (Date)


                                                  /s/ Frank Costanzo
                                        ----------------------------------------
                                                       (Signature)


                                                       Individual
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).